Exhibit 99.2
[Letterhead of Irell & Manella LLP]
March 5, 2007
VIA FEDEX
Board of Directors
Synovics Pharmaceuticals, Inc.
2575 East Camelback Road
Suite 450
Phoenix, AZ 85016
Attention: Chairman of the Board
     Re:     Management of Synovics Pharmaceuticals, Inc.
Gentlemen:
     As you know, our client, Nalin Rathod has been a loyal investor and supporter of Synovics Pharmaceuticals, Inc. (“Synovics”) for approximately 15 years and has invested substantial amounts based on the various business plans provided to him by Synovics from time to time. Mr. Rathod’s last investment was made during the second quarter of 2006 in the form of a purchase of a $1.5 million convertible note by Mr. Rathod’s investment company, Asia Pacific Investment Holdings Limited. To date, Mr. Rathod has suffered significant losses from these investments.
     Based on recent public filings, Synovics’ prospects appear to be worsening. It is engaged in a potentially crippling dispute with its most significant shareholder and licensor. Further, as a result of many recent events, Synovics does not appear to be in a position to service or repay its outstanding debt, including the convertible note held by our client. As you know, Mr. Rathod has served a notice of default under that note on behalf of the holder, Asia Pacific.
     Consequently, Mr. Rathod has understandably lost faith in the existing management of Synovics. Synovics’ past performance and current circumstances do not give him any confidence that the existing management can manage Synovics effectively going forward.
     However, it is his firm belief that, if there is a change in management, Synovics will be able rehabilitate its business and obtain the necessary funds to service and/or refinance its debt obligations. He also believes that new management can better facilitate a settlement of

Board of Directors
March 5, 2007

the disputes between the various parties and work on a business plan that has a reasonably good chance to succeed.
     Accordingly, as discussed with various members of the Board, Mr. Rathod requests the following actions be taken by Board members in order to fulfill their fiduciary duties to Mr. Rathod and other significant shareholders who have, through public filings, made clear their desire for a change in Synovics’ management:
1.	First, the Board should immediately take appropriate action to remove the poison pill that was recently adopted and bylaw changes in 2006. Given Synovics’ circumstances, including its current stock ownership profile, the pill can only serve as a means to restrain existing shareholders, whose shares were acquired at the request and with the blessing of Synovics, from acting to remove current management. That is not a valid corporate purpose.

2.	The Board should prepare and deliver to Mr. Rathod a current balance sheet showing all liabilities of Synovics (or a written confirmation that those liabilities reflected on the balance sheet published in the recently filed Form 10-K, together with the notes thereto, continue to comprise all material liabilities of Synovics). This should be accompanied by an additional schedule that identifies, quantifies and describes each component of current and long term debt.

3.	After Mr. Rathod has had an opportunity to review the above information, at his request, the existing Board members should then immediately expand the size of the Board to 7 directors and elect 4 individuals designated by Mr. Rathod to the Board to fill the vacancies.

4.	The existing Board members should take action to ensure that all the corporate and business documents and records will be retained by Synovics and be available to the new Board and management.

5.	Following the aforementioned election, existing Board members should resign with immediate effect. New Board members can then call a shareholder meeting so as to allow shareholders to confirm the new Board or to propose other directors, but a transition from current management should not be delayed any longer.
     Mr. Rathod anticipates that, after the Board is reconstituted, the new Board will wish to negotiate a consulting agreement with Mr. Ronald Lane at appropriate compensation to assist with transition matters.

Board of Directors
March 5, 2007

     Please contact us or Mr. Rathod to discuss this matter further and make arrangements to move forward.

Very truly yours,
/s/ Kevin Finch

Kevin Finch

KF:jh

cc:	William M. McCormick
Richard M. Feldheim
Nalin Rathod